Filed Pursuant to Rule 433

Registration Statement No. 333-262548

PRESS RELEASE	FOR IMMEDIATE RELEASE

July 2, 2025

Chile Announces Results of its Euro-Denominated Exchange Offer

Santiago, Chile: Today, the Republic of Chile (“Chile”) announced the results of its exchange offer for Euro-denominated notes announced on June 24, 2025 (the “Invitation”), as described below. Capitalized terms used and not defined herein shall have the meaning assigned to them in the invitation materials.

In connection with the Invitation, pursuant to which Chile invited holders of the notes set forth in the table below (the “Eligible Notes”), subject to certain conditions set forth in the invitation materials, to tender Eligible Notes in exchange for additional 3.800% Notes due 2035 (the “New Notes”), Chile announced today that all validly tendered Eligible Notes have been accepted. The table below describes the aggregate principal amount of each series of Eligible Notes accepted in the Invitation and the approximate principal amount that would remain outstanding of each of such series following completion of the Invitation.

Eligible Notes

Eligible Notes	ISIN	Common Code	Aggregate Principal Amount Accepted in the Invitation	Approximate Principal Amount Outstanding following completion of the Invitation
1.750% Notes due 2026	XS1346652891	134665289	€61,396,000	€913,884,000
1.440% Notes due 2029	XS1760409042	176040904	€50,062,000	€620,635,000

Holders that validly tendered Eligible Notes will receive in exchange for each €1,000 principal amount of Eligible Notes accepted for exchange, New Notes having a principal amount equal to €1,000 multiplied by the relevant Exchange Ratio (rounded down to the nearest multiple of €1.00).

The aggregate principal amount of New Notes to be issued in exchange for the Eligible Notes pursuant to the Invitation is €111,014,928. The New Notes will be consolidated, form a single series, and be fully fungible with the New Notes offered by the Republic for cash on June 24, 2025 (the “New Notes Offering”).

The Invitation commenced on Tuesday, June 24, 2025, on the terms and subject to the conditions described in the invitation materials, and expired at 5:00 p.m. CET on Tuesday, July 1, 2025.

Settlement of the Invitation is expected to take place on Monday, July 7, 2025 (the “Expected Settlement Date”).

The respective Exchange Ratios account for any accrued and unpaid interest on the (i) Eligible Notes from and including the immediately previous interest payment date of such Eligible Notes, and (ii) New Notes from and including the original issue date of the New Notes issued for cash pursuant to the New Notes Offering, in each case, to and excluding the Expected Settlement Date. Given that the Exchange Ratios account for such accrued and unpaid interest on the (i) Eligible Notes, Chile will not make a separate payment (in cash or otherwise) to holders, and (ii) New Notes, holders will make no separate payment (in cash or otherwise) to Chile, in connection therewith.

In the event the Invitation settlement date is delayed, the principal amount of New Notes that holders would be entitled to receive for the Eligible Notes tendered and accepted in the Invitation will not be adjusted; provided that if the settlement date is delayed for more than seven business days from the Expected Settlement Date, the applicable Exchange Ratio will be adjusted to account for any accrued and unpaid interest on the applicable Eligible Notes and applicable New Notes to and excluding the settlement date, as communicated by Chile. The Exchange Ratios do not account for or include interest accrued on and after the Expected Settlement Date on Eligible Notes accepted for exchange, and similarly they do not account for interest accrued but unpaid on the New Notes on and after the Expected Settlement Date.

The Invitation was made pursuant to a prospectus supplement filed by Chile with the SEC.

This announcement is not an offer or a solicitation of offers to exchange or tender any securities. Any offer was made solely by documents prepared in connection with the Invitation. The distribution of materials relating to any offer, and the transactions contemplated by any offer, may be restricted by law in certain jurisdictions. If materials relating to any offer come into your possession, you are required by Chile to inform yourself of and to observe all of these restrictions. The materials relating to any offer do not constitute, and may not be used in connection with, an offer or solicitation in any place where such offers or solicitations are not permitted by law.

The Information and Depositary Agent for the Invitation is Global Bondholder Services Corporation. The website for the Invitation is: https://www.gbsc-usa.com/chile/. Any questions concerning the Invitation or requests for copies of the documents may be directed to the Information and Depositary Agent at the contact information provided below.

Global Bondholder Services Corporation

65 Broadway – Suite 404 New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free (855) 654-2015

Email: contact@gbsc-usa.com

The Dealer Managers for the Invitation are:

Crédit Agricole Corporate and Investment Bank

12 place des Etats-Unis

CS 70052

92547 Montrouge Cedex

France

Email: Liability.Management.Global@ca-cib.com

Telephone: +44 20 7214 5733

Attention: Liability Management

Merrill Lynch International

2 King Edward Street

London EC14 1HQ

United Kingdom

Telephone in the U.S.:

Collect: +646 855 8988

Toll Free: +1 888 292 0070

Telephone outside the U.S.:

+44 207 996 5420

E-mail: DG.LM-EMEA@bofa.com

Attention: Syndicate Desk

Société Générale Immeuble Basalte 17 Cours Valmy CS 50318 92972 Paris La Défense Cedex France Telephone: +33 1 42 13 32 40 Email: liability.management@sgcib.com Attention: Liability Management

Questions regarding the Invitation may also be directed to the Dealer Managers at the above contacts.

Chile has filed a registration statement (including a prospectus) with the SEC for the offering of securities. Before you make any decision related to this communication, you should read the prospectus in that registration statement and other documents that Chile has filed with the SEC for more complete information about Chile and this announcement. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chile or any participating underwriter or dealer will arrange to send you the prospectus or any prospectus supplement in connection herewith if you request it by calling Crédit Agricole Corporate and Investment Bank at +1-866-807-6030, Merrill Lynch International at +1-800-294-1322 and Société Générale at +1-855-881-2108.

The following additional information of Chile and regarding the New Notes is available from the SEC’s website and also accompanies this free- writing prospectus:

sec.gov/Archives/edgar/data/19957/000110465925062115/tm2518622d4_424b2.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465925061738/tm2518604d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465925025134/tm259123d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465925001384/tm252010d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465924104194/tm2424310d1_18k.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465922011948/tm225317d1_sb.htm

Important Notice

This announcement is not an offer to exchange or a solicitation of an offer to sell the Eligible Notes. The Invitation was made only by and pursuant to the terms of a prospectus filed with the SEC.

The distribution of materials relating to the New Notes Offering and the Invitation, and the transactions contemplated by the New Notes Offering and the Invitation, may be restricted by law in certain jurisdictions. Each of the New Notes Offering and the Invitation is being made only in those jurisdictions where it is legal to do so. The New Notes Offering and the Invitation are void in all jurisdictions where they are prohibited. If materials relating to the New Notes Offering or the Invitation come into your possession, you are required to inform yourself of and to observe all of these restrictions. The materials relating to the New Notes Offering and the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offering or the Invitation be made by a licensed broker or dealer and a dealer manager participating in the Invitation or any affiliate of any such dealer manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Invitation, as the case may be, shall be deemed made by such dealer manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Invitation in accordance with the terms thereof are referred to as “holders.”

Stabilization/FCA

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been prepared and therefore any offering or selling of any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) an investor who is not a qualified investor as defined in Article 2 of the UK Prospectus Regulation, and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities. Consequently, no key information document required by the PRIIPs Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”), for offering or selling securities or otherwise making them available to retail investors in the UK has been prepared and therefore any offering or selling of securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The expression “UK Prospectus Regulation” means the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA.

Neither this communication is, nor any other offer material relating to the Invitation will be, made, and this communication has not been approved, by an authorized person for the purposes of section 21 of the FSMA. This announcement is for distribution only to persons who (a) are outside the United Kingdom; or (b) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (c) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order; or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.